UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 4, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Adolor Corporation
File No. 000-30039 - CF# 22742

Adolor Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 10-Q filed on October 28, 2008.

Based on representations by Adolor Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.4	through June 21, 2010

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Eloise Bavaria
Special Counsel